Form 51-102F3

Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc.
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
August 8, 2006.

Item 3	News Release
The news release was disseminated on August 8, 2006 by Market News for distribution in Canada.

Item 4	Summary of Material Change

In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 1,000,000 common shares of Silvermex Resources Ltd. (TSX-V: SMR) (Silvermex) as a result of the sale to Silvermex of a mineral property interest.

Item 5	Description of Material Change
See attached news release 06-28.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A.

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
August 9, 2006.

August 8, 2006	Trading Symbols:
News Release 06-28	Nasdaq National: SSRI
TSX: SSO

OWNERSHIP IN SILVERMEX RESOURCES LTD.

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 1,000,000 common shares of Silvermex Resources Ltd. (TSX-V: SMR) (Silvermex) as a result of the sale to Silvermex of a mineral property interest.

The Silvermex shares were acquired by Silver Standard for investment purposes and increase the company’s equity interest in Silvermex to approximately 12.8% . This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.